SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 13 December 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Announcement of transactions by directors in securities of Sasol Limited dated 4 November 2004 to 30 November 2004
1. 4 November 2004
2. 5 November 2004
3. 9 November 2004
4. 9 November 2004
5. 12 November 2004
6. 16 November 2004
7. 18 November 2004
8. 19 November 2004
9. 23 November 2004
10. 24 November 2004
11. 30 November 2004

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name L P A Davies
Office held Director
Company                                                                                                     Sasol Limited
Date transaction effected 3 November 2004
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 13 November 1998
Exercise price R31,00
Selling price per share R121,17
Number of shares 17 200
Total value R2 084 124,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name L P A Davies
Office held Director
Company                                                                                                     Sasol Limited
Date transaction effected 3 November 2004
Option offer date 20 October 1999
Option offer price R42,30
Exercise date 11 November 1999
Exercise price R42,30
Selling price per share R120,58
Number of shares 13 600
Total value R1 639 888,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name N L Joubert
Office held Company Secretary and
director of major
subsidiary
Company                                                                                                      Sasol Limited
Date transaction effected 3 November 2004
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 3 November 2004
Exercise price R121,94
Selling price per share R121,35
Number of shares 6 800
Total value R825 180,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name N L Joubert
Office held Company Secretary and
director of major
subsidiary
Company                                                                                                      Sasol Limited
Date transaction effected 3 November 2004
Option offer date 20 October 1999
Option offer price R42,30
Exercise date 3 November 2004
Exercise price R121,94
Selling price per share R121,32
Number of shares 6 600
Total value R800 712,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name N L Joubert
Office held Company Secretary and
director of major
subsidiary
Company                                                                                                     Sasol Limited
Date transaction effected 3 November 2004
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 3 November 2004
Exercise price R121,94
Selling price per share R121,00
Number of shares 8 300
Total value R1 004 300,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name N L Joubert
Office held Company Secretary and
director of major
subsidiary
Company                                                                                                      Sasol Limited
Date transaction effected 3 November 2004
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 3 November 2004
Exercise price R121,94
Selling price per share R121,37
Number of shares 8 800
Total value R1 068 056,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name R van Rooyen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 3 November 2004
Selling price per share R120,60
Number of shares 5 000
Total value R603 000,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director's interest Indirect beneficial
Clearance given in terms of paragraph 3.66 Yes
4 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name J A van der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 4 November 2004
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 17 December 1997
Exercise price R50,50
Selling price per share R122,00
Number of shares 8 800
Total value R1 073 600,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name J A van der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 5 November 2004
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 11 March 2002
Exercise price R116,20
Selling price per share R123,00
Number of shares 5 000
Total value R615 000,00
Class of shares Ordinary no par value

Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name P V Cox
Office held Director
Company                                                                                                      Sasol Limited
Date transaction effected 5 November 2004
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 13 April 1999
Exercise price R32,50
Selling price per share R122,65
Number of shares 40 400
Total value R4 955 060,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name P V Cox
Office held Director
Company                                                                                                     Sasol Limited
Date transaction effected 5 November 2004
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 11 November 1999
Exercise price R42,70
Selling price per share R122,60
Number of shares 31 000
Total value R3 800 600,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
5 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited

(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896

Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:

Name

C

F

Rademan

Office held

Director of major

subsidiary

Company                                                                                                     Sasol

Synfuels

(Proprietary)

Limited

Date transaction effected

8 November 2004

Option offer date

28 September 1998

Option offer price

R25,10

Exercise date

28 October 1998

Exercise price

R27,60

Selling price per share

R125,00

Number of shares

2 000

Total value

R250 000,00

Class of shares

Ordinary no par value

Nature of transaction

Sale of shares pursuant

to implementation of

options

Nature and extent of Director's interest

Direct beneficial

Clearance given in terms of paragraph 3.66

Yes

Name

C

F

Rademan

Office held

Director of major

subsidiary

Company                                                                                                     Sasol

Synfuels

(Proprietary)

Limited

Date transaction effected

8 November 2004

Option offer date

30 August 2000

Option offer price

R54,00

Exercise date

4 September 2000

Exercise price

R59,70

Selling price per share

R125,00

Number of shares

4 300

Total value R537 500,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
9 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name J A van der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 9 November 2004
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 11 March 2002
Exercise price R116,20
Selling price per share R127,00
Number of shares 5 400
Total value R685 800,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
9 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name C F Rademan
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 12 November 2004
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 18 September 2002
Exercise price R115,30
Selling price per share R128,00
Number of shares 2 900
Total value R371 200,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
12 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name J A Van Der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 16 November 2004
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 17 December 1997
Exercise price R50,50
Selling price per share R122,00
Number of shares 10 000
Total value R1 220 000,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name J A Van Der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                      Sasol Synfuels
(Proprietary) Limited
Date transaction effected 16 November 2004
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 17 December 1997
Exercise price R50,50
Selling price per share R124,00
Number of shares 4 000
Total value R496 000,00
Class of shares Ordinary no par value

Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
16 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name J A Van Der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 18 November 2004
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 11 March 2002
Exercise price R116,20
Selling price per share R118,64
Number of shares 6 000
Total value R711 840,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name A M Human
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 18 November 2004
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 05 January 1999
Exercise price R22,00
Implementation price per share R25,10
Number of shares 4 700
Total price R117 970,00
Class of shares Ordinary no par value

Nature of transaction Implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
18 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL ("Sasol")
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director, or a director of a major subsidiary, of the Company:
Name T S Munday
Office held Director
Company                                                                           Sasol Limited
Date transaction effected 18 November 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share R118,01
Number of shares 36 200
Total value R4 025 440,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Exercise of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
Name L P A Davies
Office held Director
Company                                                                           Sasol Limited
Date transaction effected 18 November 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share R118,01
Number of shares 39 700
Total value R4 414 640,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third

Class of shares Ordinary no par value
Nature of transaction Exercise of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
Name F E J Malherbe
Office held Director of a major
subsidiary of Sasol Limited
Company Sasol Synfuels (Pty)
Limited
Date transaction effected 18 November 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share R118,01
Number of shares 5 500
Total value R611 600,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Exercise of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
19 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director, or a director of a major subsidiary, of the Company:
Name A de Klerk
Office held Director of a major
subsidiary of the company
Company Sasol Synfuels (Pty) Ltd
Date transaction effected 22 November 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share R118,50
Number of shares 17 000
Total value R1 890 400,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Exercise of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
23 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:
Name J A Van Der Westhuizen
Office held Director of major
subsidiary
Company                                                                                                     Sasol Synfuels
(Proprietary) Limited
Date transaction effected 24 November 2004
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 17 December 1997
Exercise price R50,50
Selling price per share R118,10
Number of shares 5 000
Total value R590 500,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation of
options
Nature and extent of Director's interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
24 November 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited

(Incorporated in South Africa)

(Registration number: 1979/003231/06)

ISIN Code: ZAE000006896

Share Code: SOL

NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we announce the following transactions in securities of Sasol Limited by directors or directors of a major subsidiary of the Company:

Name

E

le

R

Bradley

Office held

Non-Executive Director

Company

Sasol

Limited

Date transaction effected

29 November 2004

Option offer date

27 November 2000

Option offer price

R53,80

Exercise date

4 September 2001

Exercise price

R78,70

Number of shares

12 500

Total value

R1 423 500

Vesting periods

2 years - first half

4 years - second half

Class of shares

Ordinary no par value

Nature of transaction

Implementation of second

tranche of options

Nature and extent of Director's interest

Indirect beneficial

Clearance given in terms of paragraph 3.66

Yes

Name

J

E

Schrempp

Office held

Non-Executive Director

Company                                                                                                       Sasol

Limited

Date transaction effected

29 November 2004

Option offer date

27 November 2000

Option offer price

R53,80

Exercise date

29 November 2004

Exercise price

R78,70

Selling price per share

R113,88

Number of shares

25 000

Total value

R2 847 000

Vesting periods

2 years - first half

4 years - second half

Class of shares

Ordinary no par value

Nature of transaction

Sale of shares pursuant

to

implementation of

options

Nature and extent of Director's interest

Direct beneficial

Clearance given in terms of paragraph 3.66

Yes

30 November 2004

Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 13 December 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary